ALLIED GOLD LIMITED

ASX: ALD | TSX: ALG | AIM: AGLD
www.alliedgold.com.au

NEWS RELEASE

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

1 June 2011

NOTIFICATION OF CANCELLATION OF ADMISSION TO TRADING ON AIM AND SCHEME UPDATE

Further to the announcements released by the Company on 4 May 2011 and 6 May 2011, Allied Gold announces, pursuant to AIM Rule 41, that its shares will cease to be admitted to trading on the London AIM market, effective 8.00 a.m. on 30 June 2011, with admission to a premium listing on the Official List of the UK Listing Authority and commencement of trading on the main market of the London Stock Exchange plc of shares of Allied Gold Mining PLC (the successor company under proposed schemes of arrangement) to occur simultaneously, provided that the Schemes are approved by shareholders and optionholders of the Company at the Scheme Meetings to be held on 6 June 2011 and the Supreme Court of Queensland at the court hearing to be held on 20 June 2011.

Under the proposed Schemes, all existing shares and options in Allied Gold will be exchanged for shares or options in Allied Gold Mining PLC. The ASX timetable for court approved capital reorganisations generally requires a period of 5 business days between the date for determining participation in the Schemes ("Scheme Record Date") and the date the Schemes become effective ("Effective Date"). Allied Gold applied for a waiver from ASX to shorten the period between the Scheme Record Date and the Effective Date to 4 business days, however the ASX was unable to grant this waiver making it necessary to extend the Scheme Record Date by 1 business day from Friday, 24 June 2011 to now Monday, 27 June 2011.

Allied Gold and Allied Gold Mining PLC have entered into an agreement with each other to change the Scheme Record Date to Monday, 27 June 2011.

The related Scheme Documents and the Circular are available on the Company's website, www.alliedgold.com.au.

Capitalised terms used, but not otherwise defined, in this announcement have the same meanings as set out in the Company's announcement of 4 May 2011 with RNS number 8920F.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (the Company's nominated adviser)
Roland Cornish - +44 (0) 207 628 3396

RBC Capital Markets (the Company's sponsor)
+44 (0) 207 653 4000
Stephen Foss
Matthew Coakes
Daniel Conti